Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated June 28, 2005
  - Pacific Internet Announces Changes To Senior Management Team.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	June 28, 2005

Media Release

For Immediate Release

Pacific Internet Announces Changes To Senior Management Team

SINGAPORE, 28 June 2005 --- Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific's largest telco-independent Internet communications service provider by geographic reach, announced today the appointment of Mr Lawrence Ang as Chief Information Officer. Mr Ang has more than 18 years of experience in business IT, project management and process improvements initiatives in the Internet, banking and automotive industries.

Prior to joining Pacific Internet, Mr Ang was the Regional Chief Information Officer of DaimlerChrysler Services Africa & Asia Pacific in the Financial Services Division, responsible for regional IT governance, strategy, project and resource management for 12 countries in the Asia Pacific and Africa regions. He has also worked with United Bank Limited, DBS Securities Singapore Pte Ltd, Deutsche Morgan Grenfell and Deutsche Bank AG.

In addition, Mr Tay Kuan Ming, the head of Group Finance and acting CFO will leave the Company on 29 June 2005. The Company is actively considering candidates to fill the vacancy. Mr Tan Tong Hai, Pacific Internet's President and CEO will oversee the corporate finance function until a permanent replacement is named. In the interim, senior members of the finance team will take on various operational responsibilities for the corporate finance function. The Company is confident that the position of CFO will be filled by the third quarter of 2005.

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Editors' Note:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

For further information:

Mervin Wang Pacific Internet Limited Office: (65) 6771 0780 mervin.wang@pacific.net.sg Thomas Rozycki Cubitt Jacobs & Prosek Office: (212) 279 3115 (ext 208) tom@cjpcom.com

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.